

January 23, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Business Development Corporation of America
        File No. 814-00821

Ladies and Gentlemen:

On behalf of Business Development Corporation of America (the "Corporation"), enclosed herewith for filing, pursuant to Rule 17(g)-1(g) under the Investment Company Act of 1940, as amended (the "1940 Act"), are the following:

1. A copy of an amendment to the Corporation's fidelity bond (the "Bond"); and

2. A copy of the resolutions approved by the Board of Directors of the Corporation, including a majority of the Board of the Directors who are not "interested persons" of the Corporation, approving the amount, type, form and coverage of the Bond.

The premium was paid for the period beginning January 24, 2017 and ending April 5, 2017.

If you have any questions regarding this submission, please do not hesitate to call me at (212) 588-6770.

Very truly yours,

/s/ Leeor P. Avigdor___
Leeor P. Avigdor
Secretary of the Corporation

BUSINESS DEVELOPMENT CORPORATION OF AMERICA
SECRETARY'S CERTIFICATE

The undersigned, Leeor P. Avigdor, Secretary of Business Development Corporation of America (the "Corporation"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of the amendment to the Corporation's fidelity bond (the "Bond") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Corporation, and has custody of the corporate records of the Corporation and is a proper officer to make this certification.

3. Attached hereto as **Exhibit A** is a copy of the resolutions approved by the Board of Directors of the Corporation, including a majority of the Board of Directors who are not "interested persons" of the Corporation, approving the amount, type, form and coverage of the Bond.

IN WITNESS WHEREOF, the undersigned has executed this certificate this 23rd day of January, 2017.

/s/ Leeor P. Avigdor
Leeor P. Avigdor
Secretary of the Corporation

Exhibit A

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17g-1(a) thereunder, require an investment company, such as the Corporation, to provide and maintain a bond issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Corporation against larceny and embezzlement, covering each officer and employee of the Corporation who may singly, or jointly with others, have access to the securities or funds of the Corporation, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a "covered person"); and

WHEREAS, Rule 17g-1 under the 1940 Act ("Rule 17g-1") specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Corporation as the only insured (a "single insured bond"), or (iii) a bond which names the Corporation and one or more other parties as insureds (a "joint insured bond"), as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of the directors who are not "interested persons" (as defined in the 1940 Act) of the investment company (the "Independent Directors") approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to all relevant factors, including, but not limited to, the value of the aggregate assets of the Corporation to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Corporation; and

WHEREAS, under Rule 17g-l, the Corporation is required to make certain filings with the Securities and Exchange Commission and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices; and

WHEREAS, the Board has considered the expected aggregate value of the securities and funds of the Corporation to which officers or employees of the Corporation may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Corporation, the accounting procedures and controls of the Corporation, the nature and method of conducting the operations of the Corporation, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and has agreed that the amount, type, form, premium and coverage, covering the officers and employees of the Corporation and insuring the Corporation against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Federal Insurance Company with an aggregate coverage in the amount of $1,500,000 would be appropriate; and

WHEREAS, the Independent Directors of the Corporation have considered the expected aggregate value of the securities and funds of the Corporation to which officers or employees of the Corporation may have access (either directly or through authority to draw up on such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Corporation, the accounting procedures and controls of the Corporation, the nature and method of conducting the operations of the Corporation, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and have agreed that the amount, type, form, premium and coverage, covering the officers and employees of the Corporation and insuring the Corporation against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Federal Insurance Company with an aggregate coverage in the amount of $1,500,000 would be appropriate; and

WHEREAS, the Board previously approved the Corporation's single insured bond, which provides bond coverage for the officers and employees of the Corporation in the amount of $1,500,000 (the "Fidelity Bond"); and

WHEREAS, the Board has reviewed a copy of the draft amendment to the Fidelity Bond, which would extend the coverage period from January 24, 2017 to April 5, 2017 (the "Fidelity Bond Amendment").

NOW, THEREFORE, BE IT RESOLVED, the Board, including a majority of the Independent Directors, hereby adopts and approves in all respects the Fidelity Bond Amendment, in substantially the form previously provided to the Board, with such modifications as any authorized officer shall, with the advice of counsel, approve, such approval to be conclusively evidenced by the execution and delivery thereof; and it is further

RESOLVED, that the authorized officers be, and each of them hereby is, authorized and empowered to execute and deliver, in the name of the Corporation and on its behalf, the Fidelity Bond Amendment; and it is further

RESOLVED, that the Chief Compliance Officer of the Corporation be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to the Fidelity Bond Amendment required by paragraph (g) of Rule 17g-1.

FEDERAL INSURANCE COMPANY

Endorsement No.: 16

Bond Number: 82268494

NAME OF ASSURED: BUSINESS DEVELOPMENT CORPORATION OF AMERICA

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD: from 12:01 a.m. on January 24, 2016
to 12:01 a.m. on April 5, 2017

This Endorsement applies to loss discovered after 12:01 a.m. on January 24, 2017.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 13, 2017

By ______________________
Authorized Representative